

July 21, 2015

<u>Via U.S. Mail</u>
Mr. Rodney Giles
Managing Member
ICN Fund I, LLC
14511 Falling Creek Drive, Suite 105
Houston, TX 77014

> **Re: Tengasco, Inc.**
> **Amendment No. 1 to Schedule TO-T**
> **Filed July 17, 2015 by ICN Fund I, LLC**
> **File No. 005-59803**

Dear Mr. Giles:

We have reviewed your filing and have the following comments.

<u>Offer to Purchase</u>

<u>General</u>

1.   Given the nature and number of the comments contained in this letter, please tell us whether you intend to redisseminate the offer documents to include additional and/or revised information. If not, please provide us with your detailed legal analysis supporting your conclusion.

2.   Refer to prior comment 2. The entirety of section 11 continues to contemplate an agreement between the purchaser and a third party regarding the offer. There also appear to be provisions in this section that are inconsistent with provisions in other sections. Please advise, or revise your offer to purchase to address these matters.

3.   We note your response to prior comment 3. However, disclosure remains in the document indicating that, if you consummate the offer, you intend to acquire all remaining shares for the same cash price as will be paid in the offer, and the company will become an indirect wholly owned subsidiary of the purchaser. Please advise how you intend to acquire all remaining shares if not through a second-step merger. In this regard, we also note the following disclosure, which appears inappropriate if there will be no second-step merger following closing of the offer:

- "Pursuant to the Offer, the board of directors of the Purchaser effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time."

- "The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time."

4.   Include a date with the signature on your schedule.

Will you have the financial resources to make payment?

5.   Disclosure indicates that you are not retracting your offer, despite a stated ability to do so based on "more than normal volatility in the WTI pricing." The offer can only be subject to explicit conditions, which must be objective, and none of the stated conditions in your offer appear to give you the right to terminate the offer on the basis of "volatility in the WTI pricing." Please revise.

Can the Offer be extended and under what circumstances?

6.   Disclosure in the first paragraph of this section, and elsewhere in the offer to purchase, indicates that the purchaser has agreed to extend the offer under certain circumstances. Please advise with whom the purchaser has entered into this agreement. Furthermore, disclosure states that purchaser is not required to extend beyond August 5, which is the initial expiration date of the offer, so it appears that the purchaser is not in fact required to extend the offer under any circumstances. Revise your disclosure accordingly.

What will happen to my options to acquire Shares of Tengasco common stock?

7.   In this and the following section, you state what will happen to outstanding options and restricted stock as a result of the offer. Advise as to the nature and source of your authority with respect to these contractual arrangements.

Terms of the Offer

8.   You state that closing will occur on August 12. Normally, settlement in three business days would be considered prompt under Rule 14e-1(c). Please advise as to how you determined that five business days would be prompt in this circumstance.

Certain Information Concerning Purchaser

9.   Disclosure states that to "the best knowledge of Purchaser," no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Tengasco, on the one hand, and the purchaser, on the other hand, existed as of the date of the offer. Please advise as to why this is qualified as to the knowledge of the purchaser, or revise your disclosure.

10.   Disclosure states that "the Offer is conditioned upon any executive officer or director of Tengasco entering into any such agreement, arrangement or understanding." Please clarify this disclosure.

11.   We note your response to prior comment 8. However, disclosure continues to state that the purchaser purchased shares in May 2015. Accordingly, it would appear that the purchaser necessarily transacted in the subject securities during the sixty days prior to commencement of the offer on June 26, 2015. Please make the disclosures required by Item 1008(b) of Regulation M-A.

Stock quotation

12.   Please advise as to how you made the determination that, following the offer, the shares will no longer be listed on the NYSE.

Conditions of the Offer

13.   Clarify, if true, that you are referring to a regulatory "waiting period" in condition (b).

14.   Conditions (b) and (c) contain qualifications as to the imposition of any condition or requirement of a remedy that the purchaser is not required to accept or agree to pursuant to the offer. All offer conditions must be based on objective criteria that are not within the bidder's control. Please revise to disclose an objective standard for these conditions.

15.   Disclosure states that the listed conditions are in addition to, and not a limitation of, the rights of the purchaser to terminate the offer pursuant to the terms of the offer. Please revise, given that rights to terminate the offer cannot exist outside the offer.

Certain Legal Matters; Regulatory Approvals

16.   All offer conditions must be based on objective criteria that are not within the bidder's control. Please revise the first paragraph of this section to specify the objective criteria outside your control that would permit you to terminate the offer in connection with regulatory approvals.

Exhibit (a)(1)(F)

17.   In future offering materials, refrain from referring to Section 27A of the Securities Act of
        1933 or Section 21E of the Securities Exchange Act of 1934, neither of which are
        applicable to tender offers.

Exhibit (a)(1)(G)

18.   In this press release, you state that "Tengasco has been clouded with concerns and
        conflicts from its shareholders and including the SEC over insider transactions between
        Hoactzin, a company controlled by Mr. Salas, TGC's Chairman as demonstrated in the
        comment letter from the Securities and Exchange Commission dated January 10, 2014."
        It is inappropriate to cite comments of the staff of the Securities Exchange Commission
        as supporting your positions. Refrain from this practice in future offering materials.

        You may contact me at (202) 551-3503 if you have any questions regarding our
comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Joshua D. Brinen, Esq.
        Brinen & Associates, LLC